April 3, 2008

Via EDGAR (Correspondence)

Mr. Rufus Decker Accounting Branch Chief Division of Corporate Finance United States Securities and Exchange Commission 450 Fifth Street, N.W. Mail Stop 7010 Washington, DC 20549-7010

Re:	Eaton Vance Corp. (together with its affiliates, the “Company”) Form 10-K for the fiscal year ended October 31, 2007 File No. 1-8100

Dear Mr. Decker:

This letter sets forth our responses to your letter of March 21, 2008 regarding the above-referenced periodic report. Our responses are set forth below following your comments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Contractual Obligations, page 35

2.	Please revise your table of contractual obligations to include the amount of estimated interest payments on your debt as a separate line item in the table. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive the amount of estimated interest payments.

Response:

We will revise all future filings (effective with the Company’s second quarter Form 10-Q for the six months ended April 30, 2008) to include estimated interest payments as a separate line item in our table of contractual obligations. Annual interest expense on our 6.5 percent ten- year senior notes will total $32.5 million per year.

3.	We note your disclosure on page 35 that you anticipate that the purchase of minority interests of your consolidated subsidiaries may be a significant use of cash in future years. While we understand that the timing and amounts of these purchases cannot be predicted with certainty, please revise to quantify the high and low end of the range of your potential future obligations as defined by your acquisition agreements with the minority shareholders.

United States Securities and Exchange Commission April 3, 2008 Page 2

Response:

The purchase of minority interests of our consolidated subsidiaries is highly uncertain as to both timing and amount, as further described below:

1)	Uncertainty as to timing: Interests held by minority unit holders are not subject to mandatory redemption. The purchase of minority interests is predicated, for each subsidiary, on the exercise of a complex series of puts held by minority unit holders and calls held by the Company. For example, the puts held by minority unit holders of Atlanta Capital Management Company, LLC (“ACM”) are structured to allow minority unit holders to put to the Company up to 20 percent per year of their initial retained units over a five year period. These puts are structured to be cumulative, so that if the initial 20 percent is not put back to the Company in the first year, the minority unit holders have the option to exercise a put for up to 40 percent in the following year. The minority unit holders ultimately have the right not to exercise their puts in any given year. The Company maintains two similarly structured calls in the third and firth year of the five year put period. As a result, there is significant uncertainty as to the timing of any minority interest purchase in the future.

2)	Uncertainty as to amount: The value assigned to the purchase of a minority interest is based, in each case, on a multiple of earnings before interest and taxes (“EBIT”) of the subsidiary. There is no discrete floor or ceiling on any minority interest purchase. In the case of Parametric Portfolio Associates LLC (“PPA”), attempting to forecast future minority interest purchases would require forecasting EBIT for PPA through calendar 2012, an exercise that we do not believe can be accomplished with any degree of certainty given the vagaries of the market. As a result, there is significant uncertainty as to the amount of any minority interest purchase in the future.

Given the uncertainties described above as to both timing and amount of any minority interest purchase, we respectfully submit that not only can these amounts not be predicted with any assurance, we are concerned that any attempt to quantify these payments given the variables described above could ultimately prove to be misleading. We will, however, address these uncertainties in greater detail in all future filings in an effort to explain why estimates have not been provided.

Directors, Executive Officers and Corporate Governance, page 78

4.	Describe briefly the business experience during the past five years of Ms. Dorothy E. Puhy, Messrs. Winthrop H. Smith, Jr., Robert J. Whelan, John E. Pelletier, and Matthew J. Whitkos as required by Item 401(e)(1) of Regulation S-K.

Response:

The Company will enhance its disclosure in its Form 10-K for the Fiscal Year Ended October 31, 2008 and in all future filings regarding the business experience during the past five years of Ms. Dorothy E. Puhy, Messrs. Winthrop H. Smith, Jr., Robert J. Whelan, John E. Pelletier, and Matthew J. Witkos as required by item 401(e)(1) of Regulation S-K as follows:

United States Securities and Exchange Commission April 3, 2008 Page 3

Ms. Puhy has served as a Director of the Company since April 2006. She serves as a member of the Audit, Compensation and Nominating and Governance Committees established by the Company’s Board of Directors. Ms. Puhy has served as Chief Financial Officer of Dana-Farber Cancer Institute, Inc. since March 1994. Ms. Puhy is also a Director of Abiomed, Inc., where she is lead independent Director and Chair of the Audit Committee.

Mr. Smith has served as a Director of the Company since April 2004. He is Chairman of the Nominating and Governance Committee and serves as a member of the Audit and Compensation Committees established by the Company’s Board of Directors. Mr. Smith has served as Chairman of WHS Holdings, LLC, a private investment firm, since June 2002. Mr. Smith is also a Director of AGF Management Ltd.

Mr. Whelan was elected Chief Financial Officer of the Company effective November 1, 2007. Mr. Whelan is a member of the Company’s Management Committee. Mr. Whelan served as Vice President and Director of Finance of the Company from April 2007 to October 2007. Prior to joining the Company, Mr. Whelan served as Chief Financial Officer of Boston Private Wealth Management Group from December 2004 to March 2007. Prior to joining Boston Private Wealth Management Group, Mr. Whelan served as Chief Financial Officer of MFS Investment Management from April 2001 to September 2004.

Mr. Pelletier was elected Chief Legal Officer of the Company effective November 1, 2007. Mr. Pelletier is a member of the Company’s Management Committee and an officer of all the registered investment companies for which Eaton Vance Management or Boston Management and Research acts as investment advisor. Prior to joining the Company, Mr. Pelletier served as Chief Operating Officer at Natixis Global Associates from September 2004 to October 2007. Prior to serving as Chief Operating Officer, Mr. Pelletier served as General Counsel at Natixis Global Associates from November 1997 to September 2004.

Mr. Witkos has served as President of Eaton Vance Distributors, Inc. since May 2007. Mr. Witkos is a member of the Company’s Management Committee. Prior to joining the Company, Mr. Witkos served as Executive Vice President – Global Distribution at IXIS Asset Managers Advisors Group from August 2001 to May 2007.

Executive Compensation

Annual Performance-based Cash Incentive Awards, page 86

5.	Please quantify the performance targets identified in the second paragraph. In the last paragraph, please discuss why the committee determined to reduce the payments and how it arrived at the revised amounts. Quantify what the target adjusted operating income amount(s) were. Where you state the committee certified that the performance goals had been met, please identify and quantify these specific performance goals.

Response:

The performance-based incentive pool described in the second paragraph on page 86 is an incentive pool for all eligible officers of the Company, excluding only those officers who are compensated under sales-based incentive plans. The performance-based incentive pool was designed to allow officers to participate in the growth and increasing profitability of the

United States Securities and Exchange Commission April 3, 2008 Page 4

Company and is calculated each year as a percentage of adjusted operating income (as defined) without regard to any specific performance target.

Payments to named executive officers under our Executive Performance-Based Compensation Plan represent a subset of payments made out of the performance-based incentive pool. Unlike the broader performance-based incentive pool, the Executive Performance-Based Compensation Plan does have a specific performance target, which is both defined and disclosed in the first paragraph on page 87. The performance target for the twelve months ended September 30, 2007 was the achievement of $76.7 million in adjusted operating income (before the performance-based incentive pool). The Company recorded adjusted operating income (before the performance-based incentive pool) of $465.2 million for the twelve months ended September 30, 2007. As a result, the formulaic payments to named executive officers were calculated as a percentage of $388.5 million, representing the difference between actual adjusted operating income of $465.2 million and the pre-established target of $76.7 million. Management provided the Board with a report related to the meeting of the performance targets of the Company. Based upon that and other information, the Board certified that the performance goals related to the achievement of operating targets, pursuant to the performance award grants, were met.

The Committee arrived at its decision to reduce the payments made to named executive officers under the Executive Performance-Based Compensation Plan after careful consideration of recommendations made by management, an analysis of all payments to be made to named executive officers and competitor information obtained through benchmarking surveys.

The specific performance goals referenced in the first paragraph of page 87 are disclosed in the final paragraph of page 83. The specific performance goals for fiscal 2007, which we will reference in our discussion of current year awards in all future filings, consisted of the following:

  Maintaining strong investment performance across our full breadth of product offerings;
  Capitalizing on our strong investment profile and expanded product offerings to grow our client base in all major distribution channels;
  Maintaining our position as an industry leader in closed-end fund issuances;
  Evaluating the merit of a significant buy-back of the Company’s Non-Voting Common Stock funded by a corporate debt offering and executing if warranted;
  Facilitating a smooth senior management transition without loss of momentum.

In preparing to approve the payments pursuant to the performance awards, the Committee reviewed detailed reports by management on investment performance of the Company’s investment products, analyses of sales by distribution channel and analyses of closed-end fund issuances. As members of the Board, Committee members had actively participated in both the evaluation of the Company’s 2007 debt offering and the succession planning that ultimately led to a smooth senior management transition.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission. The Company also acknowledges that the Staff comments or

United States Securities and Exchange Commission April 3, 2008 Page 5

changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (617) 598-8250, or John E. Pelletier, Vice President and Chief Legal Officer, at (617) 598-8994 should you have any questions regarding the matters addressed in this letter or require any additional information.

Sincerely,

/s/ Robert J. Whelan Robert J. Whelan Vice President, Treasurer and Chief Financial Officer